SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. 9)*
                                          ---

                         PEPSI-GEMEX, S.A. DE C.V.
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                              (Name of Issuer)

                           SERIES B COMMON SHARES
                    ORDINARY PARTICIPATION CERTIFICATES
     (EACH REPRESENTING ONE SERIES B COMMON SHARE, ONE SERIES L LIMITED
       VOTING SHARE AND ONE SERIES D PREFERRED SHARE OF THE ISSUER)
                          GLOBAL DEPOSITARY SHARES
        (EACH REPRESENTING SIX ORDINARY PARTICIPATION CERTIFICATES)
                       (Title of Class of Securities)

                    713435105 (GLOBAL DEPOSITARY SHARES)
         ---------------------------------------------------------
                               (CUSIP Number)

                         ENRIQUE C. MOLINA SOBRINO
                         PEPSI-GEMEX, S.A. DE C.V.
                           CAMPOS ELISEOS NO. 345
                                COL. POLANCO
                         11550 MEXICO, D.F., MEXICO
                       TELEPHONE: 011-525-55-280-8111
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               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communication)

                              NOVEMBER 5, 2002
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          (Date of Event Which Requires Filing of This Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------              -----------------------
CUSIP NO. 713435105 (GDSS)                       13D       PAGE 2 OF 4 PAGES
------------------------------------------              -----------------------

---------- --------------------------------------------------------------------
    1      NAME OF REPORTING PERSON:
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           ENRIQUE C. MOLINA SOBRINO
---------- --------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                                 (b) |_|
---------- --------------------------------------------------------------------
    3      SEC USE ONLY


---------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS

           N/A
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e).                        |_|
---------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           MEXICO
---------- --------------------------------------------------------------------
                              7     SOLE VOTING POWER
             NUMBER OF                 0 GLOBAL DEPOSITARY SHARES
               SHARES                  0 ORDINARY PARTICIPATION CERTIFICATES(1)
            BENEFICIALLY               0 SERIES B COMMON SHARES(2)
                            ------- -------------------------------------------
           OWNED BY EACH      8     SHARED VOTING POWER
             REPORTING                 NONE
                            ------- -------------------------------------------
               PERSON         9     SOLE DISPOSITIVE POWER
                WITH                   0 GLOBAL DEPOSITARY SHARES
                                       0 ORDINARY PARTICIPATION CERTIFICATES
                                       0 SERIES B COMMON SHARES
                            ------- -------------------------------------------
                              10    SHARED DISPOSITIVE POWER
                                       NONE
---------- --------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            0 GLOBAL DEPOSITARY SHARES
                            0 ORDINARY PARTICIPATION CERTIFICATES(1)
                            0 SERIES B COMMON SHARES(2)
---------- --------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*             |X|

---------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   0%    GLOBAL DEPOSITARY SHARES
                   0%    ORDINARY PARTICIPATION CERTIFICATES
                   0%    SERIES B COMMON SHARES
---------- --------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
                IN
---------- -------------------------------------------------------------------


----------------------------

1 Unless otherwise specified or the context otherwise requires, any reference to Ordinary Participation Certificates herein shall refer to Ordinary Participation Certificates that are not represented by Global Depositary Shares.

2 Unless otherwise specified or the context otherwise requires, any reference to Series B common shares herein shall refer to Series B common shares which are not represented by Ordinary Participation Certificates.

     This Amendment No. 9 (this "Amendment") amends and supplements the
Schedule 13D filed by Enrique C. Molina Sobrino ("Mr. Molina") with the Securities and Exchange Commission (the "SEC") on April 11, 1994, as amended by Amendment No. 1 filed by Mr. Molina with the SEC on October 24, 1995, Amendment No. 2 filed by Mr. Molina with the SEC on March 3, 1999, Amendment No. 3 filed by Mr. Molina with the SEC on April 5, 2001, Amendment No. 4 filed by Mr. Molina with the SEC on May 8, 2002, Amendment No. 5 filed by Mr. Molina with the SEC on May 14, 2002, Amendment No. 6 filed by Mr. Molina with the SEC on August 19, 2002, Amendment No. 7 filed by Mr. Molina with the SEC on September 18, 2002 and Amendment No. 8 filed by Mr. Molina with the SEC on October 9, 2002. (the "Schedule 13D"). The purpose of this Amendment is to amend and supplement Item 5 of the Schedule 13D as set forth below.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5(a)-(c) is amended by substituting the following:

          All of the securities of Gemex beneficially owned by Mr. Molina were tendered in the Tender Offers. All such securities were accepted by the Offerors on November 5, 2002.

          As of November 5, 2002, Mr. Molina is no longer the beneficial owner of any class of securities identified pursuant to Item 1.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date:  November 15, 2002                     By:  /s/ Enrique C. Molina Sobrino
                                                 ------------------------------